AMENDMENT TO CERTIFICATE OF DESIGNATION ESTABLISHING THE SERIES B CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK OF COLLEGE PARTNERSHIP, INC.

Pursuant to Section O (a) of the Certificate of Designation, College Partnership, Inc. (“College Partnership”) and the holders of a majority of the current issued and outstanding shares hereby agree to amend the Certificate of Designation, as follows:

P.	Redemption. On or after the fifth (5th) anniversary of the Issue Date, each share of Series B Preferred stock may be redeemed by College Partnership at any time and from time to time in exchange for the then principal amount remaining plus any and all accrued but unpaid dividends then existing if the trading price of College Partnership common stock is trading at less than $1.00 (adjusted for stock dividends, combinations or splits).

IN WITNESS WHEREOF, the Corporation and the holders of a majority of the current issued and outstanding shares have executed this Amendment to the Certificate of Designation.

COLLEGE PARTNERSHIP            PREFERRED STOCK

John J. Grace                    William H. Waldrop

By:/s/ John J Grace                                    By: /s/ William H. Waldrop

Title: Chairman                    Share Owned: 1,760,000 (80%)

                  J. Wade Mezey

                                                   By: /s/ J. Wade Mezey

                                                   Share Owned: 222,200 (10.1%)